UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Amendment No. 21

UNITRIN, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

913275 10 3

(CUSIP Number)

Singleton Group LLC

11661 San Vicente Boulevard, Suite 915

Los Angeles, CA 90049

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2004

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 913275 10 3	13D	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS Singleton Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 13,600,520 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 13,600,520

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,600,520
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐.
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

19.7% (based on the number of shares outstanding as of January 27, 2005 as reported on Unitrin, Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on February 3, 2005.)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 913275 10 3	13D	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS William W. Singleton, as Manager of the Singleton Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 13,600,520 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 13,600,520

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,600,520
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐.
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

19.7% (based on the number of shares outstanding as of January 27, 2005 as reported on Unitrin, Inc.’s Annual Report on Form 10-K filed with the SEC on February 3, 2005.)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 913275 10 3	13D	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS Caroline W. Singleton, as Manager of the Singleton Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 13,600,520 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 13,600,520

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,600,520
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐.
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

19.7% (based on the number of shares outstanding as of January 27, 2005 as reported on Unitrin, Inc.’s Annual Report on Form 10-K filed with the SEC on February 3, 2005.)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 913275 10 3	13D	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS Donald E. Rugg, as Manager of the Singleton Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 266 8. SHARED VOTING POWER 13,600,520 9. SOLE DISPOSITIVE POWER 266 10. SHARED DISPOSITIVE POWER 13,600,520

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,600,786
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐.
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

19.7% (based on the number of shares outstanding as of January 27, 2005 as reported on Unitrin, Inc.’s Annual Report on Form 10-K filed with the SEC on February 3, 2005.)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 913275 10 3	13D	Page 6 of 13 Pages

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed to amend and supplement the statement on Schedule 13D filed on August 24, 2000, as amended by Amendment No. 1 to Schedule 13D filed on August 24, 2000 (collectively, the “Schedule 13D”) by the Singleton Group LLC, William W. Singleton, Caroline W. Singleton and Donald E. Rugg (together, the “Reporting Persons”). The Schedule 13D relates to the common stock, par value $.01 per share (“Common Stock”), of Unitrin, Inc., a Delaware corporation (the “Company”). Only those items in the Schedule 13D which are listed below are being amended and supplemented by this Amendment. Items in the Schedule 13D not listed below are unchanged. Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

This statement is being filed jointly by the Reporting Persons pursuant to the joint filing agreement dated August 23, 2000 filed with the original Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

This statement is being filed jointly by the Singleton Group, LLC (the “LLC”), Caroline W. Singleton, William W. Singleton and Donald E. Rugg. Caroline W. Singleton, William W. Singleton and Donald E. Rugg are managers of the LLC and may be considered members of a group with the LLC. None of the members of the LLC have a controlling interest in the LLC, nor may the members of the LLC be considered members of any group for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The LLC is a limited liability company formed under the laws of Delaware principally engaged in investing and holding domestic and foreign equity securities, government securities and related instruments. Caroline W. Singleton is a Manager of the LLC and serves as the trustee of the Singleton Family Trust (the “Trust”), a survivor’s revocable trust formed under the laws of California and a member of the LLC. William W. Singleton is a Manager of the LLC and serves as a manager at the Singleton Group, whose principal business is the management of certain real property and securities assets. Donald E. Rugg is a Manager of the LLC and serves as Controller of the Singleton Group. Caroline W. Singleton, William W. Singleton and Donald E. Rugg are United States citizens.

The principal business address of each of the Reporting Persons is: 11661 San Vicente Boulevard, Suite 915, Los Angeles, California, 90049.

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding nor has any of the Reporting Persons been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

Caroline W. Singleton, as trustee of the Singleton Family Trust, contributed 14,484,520 shares of Common Stock to the LLC on August 18, 2000. Since the contribution of such shares of

CUSIP NO. 913275 10 3	13D	Page 7 of 13 Pages

Common Stock in August 2000, the LLC has not acquired any additional shares of Common Stock. The LLC has sold 884,000 shares of the Common Stock contributed since the original acquisition in August 2000.

Donald E. Rugg, as an individual, now owns 266 shares of Common Stock. The increase in Mr. Rugg’s ownership is due to a dividend reinvestment plan.

William W. Singleton has disposed of 26,000 shares of Common Stock, previously held in his individual capacity, through charitable donations.

ITEM 4. PURPOSE OF TRANSACTION.

The information in Item 4 of the Schedule 13D is supplemented as follows:

The LLC has disposed of Common Stock from time to time for investment purposes. The LLC sold 184,000 shares of Common Stock in 2002, 500,000 shares of Common Stock in 2004 and 200,000 shares of Common Stock to date in 2005 in open market transactions.

The details of all dispositions were reported on Forms 4 and 5, as applicable, pursuant to Section 16 of the Exchange Act. Transactions in which shares were sold by the LLC in the last sixty (60) days are described in more detail in Item 5 below.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) The LLC and Caroline W. Singleton and William W. Singleton, as Managers of the LLC, are each a beneficial owner of 13,600,520 shares of Common Stock, which constitutes 19.7 percent of the outstanding Common Stock; Donald E. Rugg is a beneficial owner of 13,600,786 shares of Common Stock, which constitutes 19.7 percent of the outstanding Common Stock (all percentage figures are based on the number of shares outstanding as of January 27, 2005 as reported on Unitrin, Inc.’s Annual Report on Form 10-K filed with the SEC on February 3, 2005).

(b) The LLC and Caroline W. Singleton, William W. Singleton and Donald E. Rugg, as Managers of the LLC, share dispositive and voting power with respect to 13,600,520 shares of Common Stock of the Company. In addition to the foregoing shares, Donald E. Rugg has sole voting and dispositive power with respect to 266 shares of Common Stock of the Company. Caroline W. Singleton now shares voting power with respect to the 13,600,520 shares of Common Stock pursuant to a provision in the operating agreement of the LLC which gives her shared voting power with respect to all shares held by the LLC other than shares of a “controlled corporation” (as defined in Section 2036(b)(2) of the Internal Revenue Code of 1986, as amended). Due to recent dispositions of shares of Common Stock held by the LLC, the shares of Common Stock are no longer considered to be shares of a “controlled corporation” for purposes of the operating agreement of the LLC.

(c) The LLC made the following sales of Common Stock in the last 60 days:

Date of Disposition	Number of Shares Sold	Price Per Share
02/25/2005	53,100	$46.25

CUSIP NO. 913275 10 3	13D	Page 8 of 13 Pages

Date of Disposition	Number of Shares Sold	Price Per Share
02/25/2005	5,400	$46.26
02/25/2005	3,500	$46.27
02/25/2005	2,300	$46.28
02/25/2005	1,000	$46.29
02/25/2005	1,500	$46.30
02/25/2005	2,000	$46.31
02/25/2005	1,800	$46.32
02/25/2005	1,200	$46.33
02/25/2005	1,600	$46.34
02/25/2005	2,600	$46.35
02/25/2005	1,300	$46.36
02/25/2005	2,500	$46.37
02/25/2005	1,000	$46.38
02/25/2005	1,600	$46.39
02/25/2005	14,700	$46.40
02/25/2005	900	$46.41
02/25/2005	200	$46.42
02/25/2005	100	$46.44
02/25/2005	400	$46.45
02/25/2005	300	$46.62
02/25/2005	1,000	$46.72
03/03/2005	2,800	$46.90
03/03/2005	100	$46.91
03/03/2005	100	$46.92
03/03/2005	1,000	$46.96

CUSIP NO. 913275 10 3	13D	Page 9 of 13 Pages

Date of Disposition	Number of Shares Sold	Price Per Share
03/03/2005	1,000	$46.97
03/03/2005	1,000	$46.98
03/03/2005	700	$47.00
03/03/2005	300	$47.01
03/04/2005	1,000	$46.90
03/04/2005	1,000	$46.96
03/04/2005	800	$46.97
03/04/2005	200	$46.98
03/04/2005	2,900	$47.00
03/04/2005	700	$47.01
03/04/2005	1,000	$47.02
03/04/2005	1,000	$47.04
03/04/2005	2,000	$47.05
03/04/2005	2,000	$47.07
03/04/2005	1,500	$47.08
03/04/2005	900	$47.09
03/04/2005	4,600	$47.10
03/04/2005	100	$47.13
03/04/2005	900	$47.19
03/04/2005	400	$47.20
03/04/2005	900	$47.21
03/04/2005	700	$47.22
03/04/2005	100	$47.24
03/07/2005	1,900	$46.95
03/07/2005	1,100	$46.99

CUSIP NO. 913275 10 3	13D	Page 10 of 13 Pages

Date of Disposition	Number of Shares Sold	Price Per Share
03/07/2005	5,000	$47.00
03/07/2005	100	$47.02
03/07/2005	900	$47.03
03/07/2005	1,000	$47.04
03/07/2005	3,000	$47.05
03/07/2005	400	$47.07
03/07/2005	1,200	$47.08
03/07/2005	400	$47.09
03/07/2005	3,000	$47.10
03/07/2005	1,000	$47.11
03/07/2005	2,000	$47.15
03/08/2005	1,000	$46.80
03/08/2005	1,000	$46.85
03/08/2005	4,000	$46.90
03/08/2005	600	$46.91
03/08/2005	400	$46.92
03/08/2005	900	$46.94
03/08/2005	5,400	$46.95
03/08/2005	900	$46.97
03/08/2005	100	$46.98
03/08/2005	2,700	$47.00
03/09/2005	2,000	$46.70
03/09/2005	800	$46.71
03/09/2005	200	$46.72
03/09/2005	1,000	$46.80

CUSIP NO. 913275 10 3	13D	Page 11 of 13 Pages

Date of Disposition	Number of Shares Sold	Price Per Share
03/09/2005	500	$47.01
03/10/2005	800	$46.10
03/10/2005	200	$46.12
03/10/2005	1,000	$46.15
03/10/2005	400	$46.17
03/10/2005	600	$46.18
03/10/2005	1,500	$46.20
03/10/2005	1,000	$46.24
03/10/2005	500	$46.27
03/10/2005	1,000	$46.30
03/10/2005	500	$46.31
03/10/2005	500	$46.37
03/10/2005	800	$46.65
03/10/2005	500	$46.70
03/10/2005	200	$46.71
03/11/2005	500	$45.50
03/11/2005	1,000	$45.52
03/11/2005	1,500	$45.55
03/11/2005	1,500	$45.60
03/11/2005	1,000	$45.65
03/11/2005	2,300	$45.66
03/11/2005	1,500	$45.67
03/11/2005	900	$45.68
03/11/2005	100	$45.69
03/11/2005	500	$45.70

CUSIP NO. 913275 10 3	13D	Page 12 of 13 Pages

Date of Disposition	Number of Shares Sold	Price Per Share
03/11/2005	500	$45.71
03/11/2005	1,000	$45.74
03/11/2005	400	$45.75
03/11/2005	600	$45.77
03/11/2005	900	$45.78
03/11/2005	1,000	$45.79
03/11/2005	500	$45.80
03/11/2005	400	$46.03
03/11/2005	100	$46.06
03/11/2005	400	$46.08
03/11/2005	600	$46.09
03/11/2005	500	$46.20
03/11/2005	500	$46.25
03/11/2005	100	$46.30

(d) Not applicable.

(e) Not applicable.

CUSIP NO. 913275 10 3	13D	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2005	Singleton Group LLC, a Delaware limited liability company

	By:	/s/ Donald E. Rugg
Donald E. Rugg, Manager

/s/ Caroline W. Singleton
Caroline W. Singleton

/s/ William W. Singleton
William W. Singleton

/s/ Donald E. Rugg
Donald E. Rugg